

NASDAQ: ARTW

Art's Way

Since 1956

Art's-Way Manufacturing Co., Inc.

2010
Annual Report
Form 10-K

FINANCIAL HIGHLIGHTS
FOR THE FISCAL YEARS ENDED
NOVEMBER 30, 2010 AND 2009

	2010	2009
Sales	$ 28,951,000	$ 26,296,000
Income before tax	1,558,000	1,215,000
Income tax expense (benefit)	504,000	453,000
Net Income	1,054,000	762,000
Cash Flow from Operations	$ 3,594,000	$ 1,548,000
Pre Tax Return on Sales	5.38%	4.62%
Return on Beginning Stockholders' Equity	8.32%	6.34%
Total Assets	26,778,000	23,920,000
Stockholders' Equity	13,591,000	12,667,000
Per Share		
Dividends paid to Stockholders	$ 0.06	$ 0.06
Basic Net Income	$ 0.26	$ 0.19
Diluted Net Income	$ 0.26	$ 0.19
Basic Weighted Average Shares Outstanding	3,993,337	3,988,478
Diluted Weighted Average Shares Outstanding	4,011,754	3,990,357

The Annual Meeting of the Shareholders of Art's-Way Manufacturing Co., Inc., will be held on April 28, 2011 at 10:00 A.M. in Armstrong, Iowa.

To Our Shareholders:

You will recall that in my message last year I described the preceding year of 2009 as one in which we set the table for what we viewed to be a very bright future. I stand here today happy to report that 2010 was more prosperous than the year preceding it and that the actions we took in 2009 contributed in great part to making that outcome a reality. We closed 2010 with some of the ongoing challenges still unconquered but on the whole our business improved a great deal both on paper and in the flesh. The year was one of the company's most eventful and one that leaves us all the more excited about 2011.

For the fiscal year ending 11/30/2010, our consolidated revenue grew by 10% from $26,296,000 to $28,951,000, aided by top line growth at our non-agricultural subsidiaries. Revenue at Art's-Way Manufacturing was relatively flat with a 2% reduction in sales, offset by improved margins to be discussed below. Revenue at Art's-Way Scientific increased by 50%, signaling somewhat of a shift toward normalcy after an abrupt drop-off in 2009. Meanwhile Art's-Way Vessels increased its revenue by 87% as that division's rebuilding process continued.

Much of our historical profitability returned in 2010, aided in part by limiting overhead growth to 5% as the business grew by 10% as described above. Margins at our various divisions improved as well, growing from a consolidated 20% to a 24% in 2010. Margins at our Ag division alone grew from 24% to 28% while Scientific improved from 16% to 18% and Vessels improved from -45% to -12%. The result of these improvements was a 167% improvement in consolidated operating income as this figure grew from $708,000 to $1,895,000 in 2010.

We finished the year with consolidated post-tax net income of $1,054,000 versus $762,000, a 38% increase from $0.19/share to $0.26/share. Post-tax segment results for 2010 were as follows: Art's-Way Manufacturing, $1,293,000 versus $947,000, a 37% improvement; Art's-Way Vessels -$551,000 versus -$643,000, a 14% improvement; and Art's-Way Scientific, $311,000 versus $458,000, a 32% reduction.

As I noted in the opening of this message 2010 was an eventful year, a fact most clearly evidenced by some of the highlights in the Ag division. As was described above, the year was down slightly over 2009 in bottom line revenue, a bit of an oddity in view of the performance of the Ag economy at large in 2010. That said, the product mix was much more favorable as sales of OEM equipment gave way to increased sales of our own products marketed under the Art's-Way, Miller Pro, and Badgers as well as the Roda and M&W brands starting in 2010. The year also brought the first full year of production for our grain auger line, further helping to offset the loss of lower-margin OEM sales.

The year also saw significant transactions affecting the Ag division, notably two product line acquisitions and two facility purchases. Firstly, Art's-Way announced in January the acquisition of the Roda manure spreader product line, a product that has quickly gained strong interest from our growing dealer network. In June, we announced the acquisition of the M&W hay baler line from the Alamo Group, bolstering our product offering of hay and forage products. In July we hosted the grand opening of our newly-acquired 190,000 square-foot production facility in West Union, Iowa, a strategic acquisition that will provide for our ongoing growth in the farm equipment business. Lastly, we also purchased our previously rented facility in Salem, South Dakota, giving permanent home to our auger business.

At Art's-Way Scientific, the year was one of rebound. You will recall the extraordinary drop-off in this business in 2009 resulting from broader economic factors and particularly the subsequent disruption of the marketplace by the Obama Administration's stimulus package. My message a year ago noted that much pent-up demand in the marketplace existed at the close of 2009 and we were fortunate to receive some benefit of that as things improved in 2010. Although revenue increased by 50%, we still do not feel that this business has made a full return to where it should be and have strong hopes for the years ahead. As such, we have made some strategic moves in this division, the most notable of which has been the development of our "Smart Frame" platform, an initiative to offer laboratories of a more standardized structure to clients for whom quicker response is a high priority. Furthermore, we are also first to market with product leases that we believe will expand our target-base as well as our bottom-line over time. We are very clearly the leader in this industry and have every intention of exerting that key advantage to create more opportunities.

Our Art's-Way Vessels division is clearly the source of our greatest disappointment in 2010. In my message a year ago I noted the commitment we have to this business and our hope of making a profit in 2010. For a variety of factors, the result was far from our desired outcome and I can only say to you now that turning this business around is among our very highest priorities. I have described the rebound of this business earlier as "elusive" and I have no intention of needing to make such remarks again in next year's message.

What lies ahead? For all three of our segments, we feel that the answer is increased demand for our products and as such, we are positioning ourselves to be as competitive, innovative, and responsive as possible. As of a short time prior to this writing, your company has committed itself to an initiative to improve capacity, efficiency, and quality via a capital expenditure/process modernization plan, the likes of which have not been seen at Art's-Way in decades. Furthermore, we are pursuing new initiatives in the areas of Research & Development and Quality Processes for the purpose of leveraging our position of leadership in the industry and remaining an innovative force in the marketplace.

Our primary business, the Ag business, is often a tough one to gauge but I can offer one small anecdote to color my impressions about the year ahead. At the National Farm Machinery Show in Louisville, from which I've just returned, I witnessed the most enthusiastic, upbeat, and well-capitalized group of farmers and dealers I have seen in my 55 years in the business. Our new 6520 Grinder-Mixer on display, another key development of 2010, was the subject of the most interest I've seen in an Art's-Way product at a show in all my time with the company. Our customers have done well in the past year and see positive signs for 2011. If that is any indication whatsoever of what might lie ahead for our business, the future is bright indeed.

On a final note, I was privileged to represent Art's-Way as an invited guest to the opening of the NASDAQ market earlier this month as the exchange celebrated its 40th Anniversary with many of its original listed companies on-hand, Art's-Way being one of them. As the cameras came on and CNBC, Bloomberg, and FoxBusiness picked up the live-feed, I couldn't help but think of all of the hard-working Americans who have labored over many decades building, selling, and using our equipment to help make this company the survivor, and a strong one at that, that it is today. We owe a debt of gratitude to those many employees, dealers, farmers, and our shareholders alike for their respective roles in making this company a success. I think our founder, Art Luscombe, would have been quite proud indeed.

J. Ward McConnell, Jr.
Executive Chairman of the Board
Art's-Way Mfg. Co., Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.**
For the fiscal year ended November 30, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.**
For the transition period from __________ to __________

Commission file number 000-5131

ART'S-WAY MANUFACTURING CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	**42-0920725**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5556 Highway 9, Armstrong, Iowa 50514
(Address of principal executive offices)

(712) 864-3131
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Common stock $.01 par value	**NASDAQ Capital Market**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $14,159,558

As of February 9, 2011, there were 4,010,852 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the registrant's 2011 Annual Meeting of Stockholders to be filed within 120 days of November 30, 2010, are incorporated by reference into Part III of this Form 10-K.

Transitional Small Business Disclosure Format (Check one): ☐ Yes ☒ No

Art's-Way Manufacturing Co., Inc.
Index to Annual Report on Form 10-K

FORWARD LOOKING STATEMENTS

Some of the statements in this report may contain forward-looking statements that reflect our current view on future events, future business, industry and other conditions, our future performance, and our plans and expectations for future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. Our forward-looking statements in this report relate to the following: our intent to focus our Modular Building segment's product offerings on research facilities in primary market sectors and the financing of those facilities; our intent to grow our augers product line; our intent to strengthen our international presence; our expectations regarding fluctuations in backlogs; our beliefs regarding competitive factors and our competitive strengths; our expectations regarding sales, future production levels and demand; our beliefs about the importance of intellectual property; our predictions regarding the impact of seasonality; our beliefs regarding the impact of the farming industry on our business; our expectation that continued participation of Miller Pro dealers will foster product recognition and acceptance; anticipated improvements to our facilities; our expectations regarding the adequacy of potential upgrades to our facilities; and our beliefs about our working capital, cash position and ability to obtain or renew financing; and our intentions for paying dividends. Many of these forward-looking statements are located in this report under "Item 1. BUSINESS;" "Item 2. "PROPERTIES" and "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," but they may appear in other sections as well.

You should read this report thoroughly with the understanding that our actual results may differ materially from those set forth in the forward-looking statements for many reasons, including events beyond our control and assumptions that prove to be inaccurate or unfounded. We cannot provide any assurance with respect to our future performance or results. Our actual results or actions could and likely will differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in this report. These factors include, but are not limited to: economic conditions that affect demand for our products; our ability to maintain compliance with our loan covenants, renew our line of credit and retain sufficient cash; the ability of our suppliers to meet our demands for raw materials and component parts; fluctuations in the price of raw materials, especially steel; our ability to predict and meet the demands of each market in which our segments operate; our ability to predict and respond to any seasonal fluctuations in demand; the existence and outcome of product liability claims; changes in environmental, health and safety regulations and employment laws; our ability to retain our principal executive officer; the cost of complying with laws, regulations, and standards relating to corporate governance and public disclosure, including Section 404 of the Sarbanes-Oxley Act and related regulations implemented by the SEC, and the demand such compliance places on management's time; and loan covenant restrictions on our ability to pay dividends. We do not intend to update the forward-looking statements contained in this report. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. You should read this report and the documents that we reference in this report and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. BUSINESS.

General

Art's-Way Manufacturing Co., Inc., a Delaware corporation ("we," "us," "our," and the "Company"), began operations as a farm equipment manufacturer in 1956. Since that time, we have become a worldwide manufacturer of agricultural equipment. Our principal manufacturing plant is located in Armstrong, Iowa.

We have organized our business into three operating segments. Management separately evaluates the financial results of each segment because each is a strategic business unit offering different products and requiring different technology and marketing strategies. Art's-Way Manufacturing manufactures farm equipment under our own and private labels. Art's-Way Manufacturing has two wholly-owned operating subsidiaries. Art's-Way Vessels manufactures pressure vessels and Art's-Way Scientific manufactures modular buildings for various uses, commonly animal containment and research laboratories. For detailed financial information relating to segment reporting, see Note 14 to our financial statements in Item 8 of this report.

Business of Our Segments

Business of Art's-Way Manufacturing

Art's-Way Manufacturing (our "Agricultural Products" segment), which accounted for 71% of our net revenue in the 2010 fiscal year, manufactures a variety of specialized farm machinery under our own label, including: portable and stationary animal feed processing equipment and related attachments used to mill and mix feed grains into custom animal feed rations; a crop production line that includes grain drill equipment; a line of hay and forage equipment consisting of forage boxes, blowers, running gear, dump boxes and mergers; stalk shredders; a line of portable grain augers; a line of manure spreaders; sugar beet harvesting equipment; a line of land maintenance equipment; and moldboard plows. We sell our labeled products through independent farm equipment dealers throughout the United States. In addition, we manufacture and supply hay blowers under an original equipment manufacturer (OEM) agreement with Case New Holland (CNH). Sales under our OEM agreement with CNH accounted for 2% of our consolidated sales for the fiscal year ended November 30, 2010. We also provide after-market service parts that are available to keep our branded and OEM produced equipment operating to the satisfaction of the end user of our products.

Business of Art's-Way Vessels

Art's-Way Vessels, Inc. ("Art's-Way Vessels" or our "Pressurized Vessels" segment), which accounted for 5% of our net revenue in the 2010 fiscal year, is an Iowa corporation with its principal place of business located in Dubuque, Iowa. Art's-Way Vessels produces and sells pressurized vessels, both American Society of Mechanical Engineers (ASME) code and non-code. Art's-Way Vessels provides a combination of services as a manufacturer and supplier of steel vessels and steel containment systems. We build in carbon steel and stainless steel, ranging from atmospheric (0 PSI) storage vessels up to any PSI pressure rating required. We provide vessels ranging in size from 4 inches to 168 inches in diameter and in various lengths as our customers require. The vessels are primarily sold to manufacturing facilities that will use the vessel as a component part of their end product. We primarily serve the following industries: water treatment; air receivers; refineries; co-generation; chemical; petrochemical; storage tanks; agriculture; marine; refrigeration; hydro pneumatic; heavy equipment; pharmaceuticals and mining. In addition to our role as a fabricator of vessels, we provide services including: custom CAD drawing; welding; interior linings and exterior finishing; passivation of stainless steel; hydrostatic and pneumatic testing; design, build and finishing of skids; installation of piping; non-destructive examination and heat treating.

Business of Art's-Way Scientific

Art's-Way Scientific, Inc. ("Art's-Way Scientific" or our "Modular Buildings" segment), which accounted for 24% of our net revenue in the 2010 fiscal year, is an Iowa corporation with its principal place of business in Monona, Iowa. Art's-Way Scientific produces and sells modular buildings, which are custom designed to meet the research needs of our customers. Buildings commonly produced range from basic swine buildings to complex containment research laboratories. In 2011, we plan to focus on providing research facilities for academic research institutions, government research and diagnostic centers, public health institutions and private research and pharmaceutical companies, as those are our primary market sectors. Art's-Way Scientific provides services from start to finish by designing, manufacturing, delivering, installing and renting or financing the building units.

Our Principal Products

Art's-Way Manufacturing

From its beginnings as a producer of portable grinder mixers, our Agricultural Products segment has grown through developing several new products and with our acquisitions. In 2009, we began manufacturing a line of portable grain augers in Salem, South Dakota, and in 2010 we acquired a line of manure spreaders from Roda Manufacturing, Inc., and the M&W line of hay balers from Alamo Group Inc. Today, our Agricultural Products segment manufactures an array of products relating to feed processing, crop production, augers, spreaders, hay and forage, tillage and land management and sugar beet harvesting equipment. We primarily manufacture products under the Art's-Way, Miller Pro, and Badger brand names. Our Agricultural Products segment also maintains a small volume of OEM work for the industry's leading manufacturers.

Grinder mixer line. The grinder mixer line represents our original product line. Our founder, Arthur Luscombe, designed the original PTO powered grinder-mixer prior to the Company's inception. Grinder mixers are used to grind grain and mix in proteins for animal feed. They have several agricultural applications, and are commonly used in livestock operations. Our grinder mixers have wide swing radiuses to allow users to reposition the discharge tube from one side of the tank to the other in one step. Our 5105 grinder mixer offers a 105-bushel tank with a 20-inch hammermill. In 2010 we discontinued our 5165 grinder mixer and replaced it with our new 6520. Our 6520 is the largest in the industry, with a 165-bushel tank and a 26-inch hammermill. This new model decreased the unit's unload time by more than 50%. Our Cattle Maxx rollermill mixer products offer consistent feed grain rations for beef and dairy operations and are available in 105-bushel and 165-bushel capacities.

Stationary feed grain processing line. We offer stationary hammermills and rollermills. Harvesting leaves various amounts of extraneous materials that must be removed through processing the seeds. Hammermills are aggressive pre-cleaners that are designed to remove appendages, awns and other chaff from seeds by vigorously scraping the seed over and through the screen. The screen has holes that are big enough to let the seed pass through undamaged, but are small enough to catch and remove the appendages. Our rollermills roll the feed grain to minimize dust, and they fracture the outside hull to release the digestive juices more rapidly. Rolling feed provides more palatable and digestible feed for use in animal feeding operations.

Crop production line. Our no-till drills are farm implements designed to plant seed and spread fertilizer in one operation and are generally used by farmers to plant or improve their pastures. Art's-Way shredders assure maximum crop shredding and destroy insect habitats. The shredded crop material allows for faster decomposition and restores nutrients to the soil more quickly while providing ground cover to reduce wind and water erosion.

Land management line. Land planes are used to ensure even distribution of rainfall or irrigation by eliminating water pockets, furrows and implement scars in fields. Our land planes have a patented Art's-Way floating hitch design. We offer pull-type graders to help our customers perform many tasks such as maintaining terraces and waterways, leveling ground, cleaning ditches and removing snow. The pull-type graders follow close to the back of a tractor for leveling uneven areas or for turning in smaller spaces.

Moldboard plow line. The Art's-Way moldboard plows offer conservation tillage choices to match each customer's preference. Our moldboard plows are designed to slice and invert the soil to leave a rough surface exposed, and they are primarily used on clean-tilled cropland with high amounts of crop residue. The moldboard plow delivers all the advantages recognized over the years.

Sugar beet harvesting line. Our sugar beet defoliators and harvesters are innovative products in the industry due to our focus on continuous improvement, both in reaction to customer requests and in anticipation of our customers' needs. Our machines can harvest six, eight, or twelve rows at one time, and we were the first manufacturer to introduce a larger, 12-row harvester. We have obtained patents on certain components of our sugar beet harvesting line. Our sugar beet defoliators cut and remove the leaves of the sugar beets without damaging them, and the leaf particles are then incorporated back into the soil.

Hay and forage line. We offer highly productive hay and forage tools for the full range of producers. This product line includes high capacity forage boxes for transporting hay from the field with optional running gear to provide superior stability and tracking. High velocity, high volume forage blowers are able to fill the tallest silos with lower power requirements. Cam action rotary rakes and power mergers will gently lift the crop, carry it to the windrow and release it, saving more leaves and forming a faster drying, fluffier windrow. High performance V-style and carted finger wheel rakes offer growers value and include such features as large capacity and high clearance with ease of adjustment and operation. This year, we added M&W balers to our product lineup to compliment and expand our offerings in the hay and forage markets. These balers are ideal for the dairy and equine segments that serve niche markets in the East North Central and the East South Central regions of the United States. The primary use of these balers is efficiently turning grass, alfalfa, clover, corn stalks, silage, peanut and straw hay into storable bales to save space and extend the life of these harvested feed sources.

Augers line. We established a portable grain auger manufacturing plant in Salem, South Dakota in December 2009. Models are available painted white or hot dipped galvanized. Rolling Hopper Augers are constructed from 12 gauge tube and ¼" flighting. These augers feature an internal drive with externally mounted gear boxes for proper venting and easier maintenance. Driveline augers are also available with either power take-off unit (PTO) or electric drive. These heavy-duty augers have a reversible gear box which permits PTO operation from either side. We intend to continue to add models to this growing product line.

Manure Spreaders. In 2010, we entered the manure-handling equipment industry with the acquisition of a line of manure spreaders from Roda Manufacturing, Inc. Roda is a well-known name with a rich tradition in the West North Central Region of the United States with the origin of the spreaders dating back to the 1950s. We offer vertical and horizontal beaters and rear discharge manure spreaders in both truck-mount and pull-type configurations. Our products are ideal for spreading livestock manure, compost and lime. These spreaders boast a heavy-duty and rugged design with one of the best spread patterns in the industry, allowing for efficient and consistent nutrient and land management.

Art's-Way Vessels

We build vessels in carbon steel and stainless steel, ranging from atmospheric (0 PSI) storage vessels up to any PSI pressure rating required. Sizes range from 4" to 168" diameter and larger and to any length of vessel the customer requires.

Art's-Way Scientific

We supply laboratories for bio-containment, animal science, public health, and security requirements. We custom design, manufacture, deliver, and install laboratories and research facilities to meet customers' critical requirements. We are seeing significant requests for temporary facilities. To respond to this demand we began leasing buildings to customers in 2010.

Product Distribution and Markets

We distribute goods for our Agricultural Products segment primarily through a network of approximately 1,800 U.S. and Canadian independent dealers whose customers require specialized agricultural machinery. We have sales representation in 47 states and seven Canadian provinces; however, many dealers sell only service parts for our products. Our dealers sell our products to various agricultural and commercial customers. We also maintain a local sales force in our Armstrong, Iowa facility to provide oversight services for our distribution network, communicate with end users, and recruit and train dealers on the uses of our products. Our local service parts staff is available to help customers and dealers with their service parts needs. Our Pressurized Vessels and Modular Building segments traditionally sell products customized to the end-users' requirements directly to the end-users.

We currently export products to six foreign countries. We have been shipping grinder mixers abroad since 2006, and have recently begun exporting portable rollermills as well. We look forward to strengthening these relationships and developing new international markets as well.

Backlog. Our backlogs of orders vary on a daily basis. As of February 10, 2011, Art's-Way Vessels had approximately $217,000 of backlog, Art's-Way Scientific had approximately $943,000 backlog and Art's-Way Manufacturing had a backlog of approximately $13,685,000. Because we expect that our order backlogs will continue to fluctuate as orders are received, filled, or cancelled, and due to dealer discount arrangements we may enter into from time to time, these figures are not necessarily indicative of future revenue.

Recent Product Developments

During 2010, development in our Agricultural Products segment consisted of a newly designed grinder mixer, the 6520, and additions to the auger product line. We also expanded our product offering through the acquisition of a line of manure spreaders from Roda Manufacturing, Inc. and the M&W line of hay balers from Alamo Group Inc.

During 2010, development in our Modular Building segments consisted of a newly-designed smart frame system.

Our Pressurized Vessels segment fills orders based on customer specifications, so we did not engage in significant product developments for these segments during 2010.

Competition

In addition to the competitive strengths of each of our segments described below, we believe our Company's diversified revenue base provides protection against competitive factors in any one industry. Our Pressurized Vessels and Modular Buildings segments provide the Company with diversified revenues rather than solely relying on the agricultural machinery sector. We are also diversified on the basis of our sales presence and customer base.

Art's-Way Manufacturing

Our Agricultural Products segment competes in a highly competitive agricultural equipment industry. We compete with larger manufacturers and suppliers that have broader product offerings and significant resources at their disposal; however, we believe that our competitive strengths allow us to compete effectively in our market.

Management believes that grain and livestock producers, as well as those who provide services to grain and livestock operations, are the primary purchasers of agricultural equipment. Many factors influence a buyer's choice for agricultural equipment. Any one or all factors may be determinative, but they include brand loyalty, the relationship with dealers, product quality and performance, product innovation, product availability, parts and warranty programs, price and customer service.

While our larger competitors may have resources greater than ours, we believe we compete effectively in the farm equipment industry by serving smaller markets in specific product areas rather than directly competing with larger competitors across an extensive range of products. Art's-Way Manufacturing caters to niche markets in the agricultural industry. We do not have a direct competitor that has the same product offerings that we do; instead, each of our product lines for Art's-Way Manufacturing competes with similar products of many other manufacturers. Some of our product lines face greater competition than others, but we believe that our products are competitively priced with greater diversity than most competitor product lines. Other companies produce feed processing equipment, sugar beet harvesting and defoliating equipment, grinders, shredders and other products similar to ours; therefore, we focus on providing the best product available at a reasonable price. Overall, we believe our products are competitively priced with above average quality and performance, in a market where price, product performance and quality are principal elements.

In addition, in order to capitalize on brand recognition for our Agricultural Products segment, we have numerous product lines produced under our label and private labels, and have made strategic acquisitions to strengthen our dealer base. We also provide aftermarket service parts which are available to keep our branded and OEM-produced equipment operating to the satisfaction of the customer. Art's-Way Manufacturing sells products to customers in the United States and six foreign countries through a network of approximately 1,800 independent dealers in the United States and Canada, as well as overseas dealers in the United Kingdom and Australia.

We believe that our competitive pricing, product quality and performance, a network of worldwide and domestic distributors and our strong market share for many of our products allow us to compete effectively in the agricultural products market.

Art's-Way Vessels

Competition in the pressurized vessel industry is intense. It is critical in this business to deliver a quality product on a timely basis. We believe that Art's-Way Vessels has room for improvements from a delivery standpoint. We have narrowed the scope of products that it will produce to better control production schedules. Art's-Way has the ability and the capacity to increase sales.

We believe the main competitive strength of our Pressurized Vessels segment is our ability to provide products and services under one entity. Often, the services provided by Art's-Way Vessels are handled by two or more of our competing suppliers. We have the ability to fabricate pressurized vessels to our customers' specifications, and we also provide a variety of services before and after installation. Our high quality products and services save our customers time in an industry where time and quality are of utmost importance.

Art's-Way Scientific

We expect continued competition from Art's-Way Scientific's existing competitors as well as competition from new entrants into the modular building market. To some extent, we believe barriers to entry in the modular building industry limit the competition we face in the industry. Barriers to entry in the market consist primarily of access to capital, access to a qualified labor pool, and the bidding process that accompanies many jobs in the health and education markets. Despite these barriers, manufacturers who have a skilled work force and adequate production facilities could adapt their manufacturing facilities to produce modular structures.

We believe the competitive strength of our Modular Buildings segment is our ability to design and produce high-tech modular buildings in a fraction of the time of conventional design/build firms. Conventional design/build construction may take two to five years, while our modular laboratories can be delivered in as little as six months. As one of the few companies in the industry to supply turnkey modular buildings and laboratories, we believe we provide high quality buildings at reasonable prices that meet our customers' time, flexibility and security expectations.

Raw Materials, Principal Suppliers and Customers

Raw materials for Art's-Way Manufacturing, Art's-Way Vessels and Art's-Way Scientific are acquired from domestic and foreign sources and normally are readily available. Currently, we purchase the lifter wheels used to manufacture our sugar beet harvesters from a supplier located in China. We also purchase rake tines and gearboxes from a supplier in Italy. However, these suppliers are not principal suppliers and there are domestic sources for these materials available.

We have an original equipment manufacturer (OEM) supplier agreement with Case New Holland (CNH) for our Agricultural Products segment. Under the OEM agreement, we have agreed to supply CNH's requirements for certain feed processing and service parts, primarily blowers, under CNH's label. The agreement has no minimum requirements and can be cancelled upon certain conditions. The agreement with CNH ran through September 2006, but the agreement continues in force until terminated or cancelled. We have not terminated or cancelled the agreement as of November 30, 2010. For the years ended November 30, 2010 and 2009, sales under the CNH label aggregated approximately 2% and 8% of consolidated sales, respectively.

In our Modular Building segment, we regularly partner with construction companies to provide excavation and other services that are required for project completion. Over the last two years, we have partnered with a construction company on various projects. Our sales to that company were 10.5% of consolidated sales in 2010 and 1.3% of consolidated sales in 2009. We believe that competitively priced, high quality alternative partners are available should the need arise.

Intellectual Property

We maintain manufacturing rights on several products, including those purchased from Miller-St. Nazianz in 2007, which cover unique aspects of design. We also have trademarks covering product identification. We believe our trademarks and licenses help us to retain existing business and secure new relationships with customers. We currently have no pending applications for intellectual property rights.

We pay royalties for our use of certain manufacturing rights. Under our OEM and royalty agreement with CNH, CNH sold us the license to manufacture, sell and distribute certain plow products designed by CNH and their replacement and component parts. We pay semi-annual royalty payments based on the invoiced price of each licensed product and service part we sell.

Research and Development Activities

Art's-Way Manufacturing is continually engaged in research and development activities to improve and enhance our existing products. We perform research and development activities internally, and the cost of our research and development activities is not borne by our customers. Our research and development expenses are cyclical; they may be high in one year, but would tend to be lower the next, with an increase in production expenses as our new ideas are manufactured. Research and development expenses during our 2010 fiscal year accounted for $182,000 of our total consolidated engineering expenses, compared to $212,000 during our 2009 fiscal year. For more information please see "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

Art's-Way Vessels produces custom tanks and vessels that are manufactured in accordance with specifications provided by our customers. Similarly, Art's-Way Scientific designs modular buildings in accordance with customer specifications. Art's-Way Vessels did not incur any research and development costs in 2010. Art's-Way Scientific developed a smart frame which accounted for $6,000 of our total consolidated research and development expenses.

Government Relationships and Regulations; Environmental Compliance

Art's-Way Scientific must design, manufacture and install its modular buildings in accordance with state building codes, and the company has been able to achieve the code standards in all instances. In addition, we are subject to various federal, state and local laws and regulations pertaining to environmental protection and the discharge of materials into the environment. During our 2010 fiscal year, we expended $24,000 on environmental compliance.

Employees

As of November 30, 2010, we employed approximately one hundred thirty employees at Art's-Way Manufacturing, five of whom were employed on a part-time basis. As for the same date, we had approximately fifteen full-time employees at Art's-Way Vessels. In addition, Art's-Way Scientific employed approximately twenty five employees, two of whom worked on a part-time basis. We experience immaterial fluctuations in employee levels based upon demand for our product lines, and the numbers provided above do not necessarily represent our peak employment during our 2010 fiscal year. See "Item 2. PROPERTIES."

Item 2. PROPERTIES.

Our executive offices, production and warehousing facilities are located in Armstrong, Iowa. These facilities were constructed after 1965 and remain in good condition. The facilities in Armstrong contain approximately 249,000 square feet of usable space, which includes a 9,200 square foot addition built in fiscal 2009. During fiscal year 2008, we installed approximately 40,100 square feet of raised steel roofing at a cost of $300,000. We plan to complete the reroofing project over the next several years. We expect to complete the roof over the 15,000 square feet of office area in 2011. In addition, we own approximately 127 acres of land west of Armstrong, on which the factory and inventory storage space is situated. We currently lease excess land to third parties for farming.

We had been leasing a small manufacturing facility on a month-to-month basis in Salem, South Dakota. During fiscal 2010 we purchased this facility. The facility contains approximately 15,000 square feet of usable space.

We also purchased an office, production and warehousing facility located in West Union, Iowa on approximately 29 acres in fiscal 2010. This purchase was completed in April 2010 and the property is in good condition. The facility in West Union contains approximately 190,000 square feet of usable space.

We completed construction on a new facility for Art's-Way Vessels in Dubuque, Iowa as of February 2008. The facility is 34,450 square feet, steel-framed, with a crane that runs the length of the building. A paint booth and a blast booth were installed in the first quarter of 2009. The new facility gives us capacity to hire additional employees and increase production. We expect that production levels will continue to increase in the future, and we still have excess production capacity for that growth.

We completed construction in November 2007 of our facility in Monona, Iowa, which houses the manufacturing for Art's-Way Scientific. The previous facility was completely destroyed by fire in January 2007. The facility was custom-designed to meet our production needs. It has approximately 50,000 square feet and accommodates a sprinkler system and crane.

All of our real property is subject to mortgages granted to West Bank as security for our long-term debt. See "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Capital Resources and Credit Facilities" for more information.

Item 3. LEGAL PROCEEDINGS.

From time to time in the ordinary course of business, we may be named as a defendant in legal proceedings related to various issues, including without limitation, workers' compensation claims, tort claims, or contractual disputes. We are not currently involved in any material legal proceedings, directly or indirectly, and we are not aware of any claims pending or threatened against us or any of the directors that could result in the commencement of material legal proceedings.

Item 4. REMOVED AND RESERVED

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the NASDAQ Capital Market® under the symbol "ARTW." The ranges of high and low sales prices for each quarter, as reported by NASDAQ, are shown below.

	Common Stock High and Low Sales Prices Per Share by Quarter			
	Fiscal Year Ended November 30, 2010		Fiscal Year Ended November 30, 2009	
	High	Low	High	Low
First Quarter	$ 4.74	$ 3.54	$ 5.00	$ 2.90
Second Quarter	$ 7.12	$ 4.71	$ 6.35	$ 3.06
Third Quarter	$ 6.18	$ 4.76	$ 6.27	$ 3.95
Fourth Quarter	$ 11.42	$ 5.72	$ 5.40	$ 3.42

Stockholders

We have one class of $0.01 par value common stock. As of November 30, 2010, we had approximately 100 stockholders of record. As of February 11, 2011, we have approximately 102 stockholders of record.

Dividends

On November 9, 2010, we announced a dividend of $0.06 per share that was paid on November 30, 2010 to stockholders of record as of November 12, 2010. We expect that the payment of and the amount of any future dividends will depend on our financial condition at that time, and we may have to request permission from our lender to declare dividends in the future.

Unregistered Sales of Equity Securities

None.

Equity Compensation Plans

For information on our equity compensation plans, refer to Item 12, "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS."

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report contains forward-looking statements that involve significant risks and uncertainties. The following discussion, which focuses on our results of operations, contains forward-looking information and statements. Actual events or results may differ materially from those indicated or anticipated, as discussed in the section entitled "Forward Looking Statements." The following discussion of our financial condition and results of operations should also be read in conjunction with our financial statements and notes to financial statements contained in Item 8 of this report.

Financial Position

We believe that our consolidated balance sheet indicates a strong financial position. During fiscal year 2010, we increased our inventories approximately 15%. Much of this increase resulted from our acquisition of a line of manure spreaders from Roda Manufacturing, Inc., and the M&W line of hay balers from Alamo Group Inc. We also increased our finished goods inventory in order to provide better delivery to our customers. Payables increased over fiscal 2009 as we acquired raw materials during the fourth quarter of 2010 in order to accommodate a shift in our production schedule for beet equipment to early 2011. We believe our working capital is strong as we move into 2011, because we have obtained prepayments for a portion of our equipment sales and we have availability on our operating line of credit. Our debt levels increased this year as we financed the new facility in West Union, Iowa; nevertheless we continue to increase our tangible net worth.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements contained in Item 8 of this report, which were prepared in accordance with GAAP. Critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We believe that the following discussion represents our more critical accounting policies and estimates used in the preparation of our consolidated financial statements, although it is not inclusive.

Inventories

Inventories are stated at the lower of cost or market, and cost is determined using the standard costing method. Management monitors the carrying value of inventories using inventory control and review processes that include, but are not limited to, sales forecast review, inventory status reports, and inventory reduction programs. We record inventory write downs to market based on expected usage information for raw materials and historical selling trends for finished goods. If the assumptions made by management do not occur, we may need to record additional write downs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Revenue Recognition

Revenue is recognized when risk of ownership and title pass to the buyer, generally upon the shipment of the product. All sales are made to authorized dealers whose application for dealer status has been approved and who have been informed of general sales policies. Any changes in Company terms are documented in the most recently published price lists. Pricing is fixed and determinable according to the Company's published equipment and parts price lists. Title to all equipment and parts sold shall pass to the buyer upon delivery to the carrier and is not subject to a customer acceptance provision. Proof of the passing of title is documented by the signing of the delivery receipt by a representative of the carrier. Post shipment obligations are limited to any claim with respect to the condition of the equipment or parts. A provision for warranty expenses, based on sales volume, is included in the financial statements. Our returns policy allows for new and saleable parts to be returned, subject to inspection and a restocking charge which is included in net sales. Whole goods are not returnable. Shipping costs charged to customers are included in net sales. Freight costs incurred are included in cost of goods sold.

In certain circumstances, upon the customer's written request, we may recognize revenue when production is complete and the good is ready for shipment. At the buyer's request, we will bill the buyer upon completing all performance obligations, but before shipment. The buyer dictates that we ship the goods per their direction from our manufacturing facility, as is customary with this type of agreement, in order to minimize shipping costs. The written agreement with the customer specifies that the goods will be delivered on a schedule to be determined by the customer, with a final specified delivery date, and that we will segregate the goods from our inventory, such that they are not available to fill other orders. This agreement also specifies that the buyer is required to purchase all goods manufactured under this agreement. Title of the goods will pass to the buyer when the goods are complete and ready for shipment, per the customer agreement. At the transfer of title, all risks of ownership have passed to the buyer, and the buyer agrees to maintain insurance on the manufactured items that have not yet been shipped. We have operated using bill and hold agreements with certain customers for many years, with consistent satisfactory results for both buyer and seller. The credit terms on this agreement are consistent with the credit terms on all other sales. All risks of loss are shouldered by the buyer, and there are no exceptions to the buyer's commitment to accept and pay for these manufactured goods. Revenues recognized at the completion of production in 2010 and 2009 were $593,572 and $2,115,533, respectively.

Art's-Way Scientific, Inc. is in the construction industry, and, as such, accounts for long-term contracts on the percentage-of-completion method. Revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Contract losses are recognized when current estimates of total contract revenue and contract cost indicate a loss. Estimated contract costs include any and all costs appropriately allocable to the contract. The provision for these contract losses will be the excess of estimated contract costs over estimated contract revenues.

Costs and profit in excess of amounts billed are classified as current assets and billings in excess of cost and profit are classified as current liabilities.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Results of Operations

Fiscal Year Ended November 30, 2010 Compared to Fiscal Year Ended November 30, 2009

On a consolidated basis, our sales and gross profit increased during our 2010 fiscal year. Our consolidated net sales totaled $28,951,378 for the period ended November 30, 2010, which represents a 10.1% increase from our consolidated net sales of $26,296,133 in 2009. Our consolidated gross profit increased from 20.4% to 23.5% between our 2009 and 2010 fiscal years, from $5,372,247 to $6,809,136, respectively. Our consolidated expenses increased by 7.2%, from $4,663,858 to $4,914,108. Because the majority of our corporate general and administrative expenses are borne by Art's-Way Manufacturing, that entity represented $3,797,562 of our total consolidated operating expenses, while Art's-Way Vessels and Art's-Way Scientific represented $432,792 and $683,754 of the total, respectively. Art's-Way Manufacturing was responsible for $1,960,516 and Art's-Way Scientific was responsible for $552,481 of our consolidated income from operations. Art's-Way Vessels had operating losses of $617,969.

Art's-Way Manufacturing. Art's-Way Manufacturing's sales revenue in our 2010 fiscal year totaled $20,586,204, which represents a 1.6% decrease in revenues from our 2009 total of $20,926,385. The decrease in sales for Art's-Way Manufacturing, including OEM sales, was largely due to unfavorable economic conditions for the dairy industry, which depressed sales of our hay and forage equipment in 2010. Sales for OEM blowers decreased 77% and our Miller Pro sales dropped 30%, we expect these sales to strengthen as the dairy markets strengthen. Our Art's-Way branded products and parts saw an increase of 7% over 2009 despite the unfavorable conditions in the dairy industry. This was in large part due to the increase in sales of our auger line, which increased 71%, and our beet harvesting equipment, which increased by 61%. Gross profit for Art's-Way Manufacturing increased from 24% for 2009 to 28% for 2010. This increase is due to several factors, including, most significantly, increased margins in our forage box line and the reduction of OEM sales, which traditionally have had weaker margins in comparison to our Art's Way branded production. In 2009 we carried over a number of forage box orders because we were unable to meet the market's demand in 2008. In order to keep the orders we needed to maintain our 2008 prices which adversely affected our 2009 margins.

Art's-Way Manufacturing also incurred significant expense in association with it acquisitions during fiscal 2010. These acquisition costs included integrating the inventory from the acquired M&W and Roda product lines, as well as moving inventory to the new facility in West Union, Iowa. We also incurred expense for the construction of an additional building that was not yet incorporated into a production facility. These expenses included utilities, taxes and indirect labor, among other expenditures.

Total operating expenses in our 2010 fiscal year were $3,797,562 for Art's-Way Manufacturing, representing approximately 18.5% of net sales and an 11.8% increase from the prior year. These increases are primarily due to the increase in bonus expenses. Due to poor economic conditions in 2009 we did not accrue or pay any bonuses. In 2010 we returned to accruing for performance bonuses. Finally, total income from operations for Art's-Way Manufacturing increased from $1,633,023 in our 2009 fiscal year to $1,960,516 in 2010, representing a 20.1% increase for our 2010 fiscal year.

Art's-Way Vessels. Art's-Way Vessels experienced a 87.3% increase in net sales for the fiscal year ended November 30, 2010, from $819,239 to $1,534,056. We are in the process of reestablishing our customer base and reputation, as well as developing both our sales and production staff. We saw dramatic increases in sales in fiscal 2010, and we anticipate continued sales growth in fiscal 2011. The increased sales volume at Art's-Way Vessels allowed us to reduce our gross losses, loss before the recognition of sales, engineering and general and administrative expenses, from $369,503 in 2009 to $185,177 in 2010. However, even with higher sales, our production levels are not sufficient to absorb our fixed overhead costs; consequently this segment continued to experience negative gross margins in fiscal 2010.

Art's-Way Scientific. Art's-Way Scientific experienced a 50.1% increase in net sales for the 2010 fiscal year, from $4,550,509 to $6,831,118. The economic downturn during late 2008 and 2009 affected this segment significantly. While we are pleased with the increase in sales over fiscal 2009, we anticipate sales to continue to improve as we progress into the 2011 fiscal year. The sales cycle for these jobs can extend over years and we believe that we are now returning to the normal sales cycle. Similarly, gross profit increased to $1,236,235 from $710,322, a 74.1% increase. Operating expenses decreased from $829,187 for the 2009 fiscal year to $683,754 for the 2010 fiscal year. Income from operations totaled -$118,856 for the 2009 fiscal year, as compared to $552,481 for fiscal 2010. In the 2009 fiscal year Art's-Way Scientific also contributed $909,700 of income under the caption "Other" on the Consolidated Statements of Operations as a result of the gains from insurance proceeds due to the fire in January 2007.

Trends and Uncertainties

We are subject to a number of trends and uncertainties that may affect our short-term or long-term liquidity, sales revenues and operations. Similar to other farm equipment manufacturers, we are affected by items unique to the farm industry, including fluctuations in farm income resulting from the change in commodity prices, crop damage caused by weather and insects, government farm programs, interest rate fluctuations, and other unpredictable variables. Management believes that our business is dependent on the farming industry for the bulk of our sales revenues. As such, our business tends to reap the benefits of increases in farm net income, as farmers tend to purchase equipment in lucrative times and forgo purchases in less profitable years. Direct government payments are declining and costs of agricultural production are increasing; therefore, we anticipate that further increases in the value of production will benefit our business, while any future decreases in the value of production will decrease farm net income and may harm our financial results.

As with other farm equipment manufacturers, we depend on our network of dealers to influence customers' decisions, and dealer influence is often more persuasive than a manufacturer's reputation or the price of the product. Following our acquisition of the Miller Pro hay and forage product lines in September 2007, former Miller Pro dealers began selling our products, which management believes improves recognition and acceptance of our products.

Seasonality

Sales of our agricultural products are seasonal; however, we have tried to decrease this impact of seasonality through the development of beet harvesting machinery coupled with private labeled products, as the peak periods for these different products occur at different times.

We believe that our pressurized vessel sales are not seasonal. Our modular building sales are somewhat seasonal, and we believe that this is due to the budgeting and funding cycles of the universities that commonly purchase our modular buildings. We believe that this cycle can be offset by building backlogs of inventory and through increased sales to other public and private sectors.

Liquidity and Capital Resources

During fiscal 2010, we used $3,948,435 of cash in connection with investing activities, which included the purchase of both the Roda and M&W product lines, as well as the acquisition of the facilities in West Union, Iowa and Salem, South Dakota. Our main sources of funds was cash from operations of approximately $3,593,512, as well as proceeds from financing activities, including an increase in long-term debt of $1,313,000 to finance our purchase of the facility in West Union, Iowa. Of the $3,593,512 of cash from operations, $1,159,278 is a result of the increased payables and accrued expenses. The increase in accounts payable is primarily due to increased purchasing for the production of our new manure spreader product line and upcoming beet harvester equipment. The increase in accrued expenses was caused by several factors including increased accruals for our warranties, an accrual for bonuses that was not present at the prior year end, and also increased accrued property taxes due to our new facilities.

We have a $6,000,000 revolving line of credit with West Bank, pursuant to which we had borrowed $2,084,000 and $2,438,892 as of November 30, 2010 and November 30, 2009, respectively. In addition, we have three term loans from West Bank, which had outstanding principal balances of $3,140,229, $1,167,970 and $1,328,642 as of November 30, 2010, respectively. We have also received funds pursuant to two promissory notes from the Iowa Department of Economic Development. These notes had outstanding principal balances of $95,000 and $68,083 as of November 30, 2010, respectively. In May 2010, the Iowa Finance Authority also extended us a loan to finance the purchase of a facility. As of November 30, 2010, the outstanding principal balance on this loan was $1,255,120. In September 2010, we obtained an interest-free $13,000 revolving loan from the West Union Community Development Corporation, which requires annual principal payments of $4,333 on the first of September for each of the next three years.

Our loans require us to comply with various covenants, including maintaining certain financial ratios and obtaining prior written consent from West Bank for capital expenditures that exceed $500,000 annually. We obtained consent from West Bank to make capital expenditures in excess of $500,000 in fiscal 2010 and were in compliance with all covenants as of November 30, 2010.

For additional information about our financing activities, please refer to note 8 to the audited consolidated financial statements contained in Part II, Item 8 of this Annual Report on Form 10-K.

The following table represents our working capital and current ratio for the past two fiscal years:

	Fiscal Year Ended	
	November 30, 2010	**November 30, 2009**
Current Assets	$ 17,930,056	$ 16,726,088
Current Liabilities	6,166,355	4,843,108
Working Capital	$ 11,763,701	$ 11,882,980
Current Ratio	2.91	3.45

We believe that our current financing arrangements provide sufficient cash to finance operations for the next 12 months. We expect to continue to rely on cash from financing activities to supplement our cash flows from operations in order to meet our liquidity and capital expenditure needs in the near future. We expect to continue to be able to procure financing upon reasonable terms.

Off Balance Sheet Arrangements

None.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Art's-Way Manufacturing Co., Inc.
Armstrong, Iowa

We have audited the accompanying consolidated balance sheets of Art's-Way Manufacturing Co., Inc. and Subsidiaries as of November 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. Art's-Way Manufacturing Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Art's-Way Manufacturing Co., Inc. and Subsidiaries as of November 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP

Minneapolis, Minnesota
February 22, 2011

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Balance Sheets
November 30, 2010 and 2009

	2010	2009
Assets		
Current assets:		
Cash	$ 317,103	$ 387,218
Accounts receivable-customers, net of allowance for doubtful accounts of $114,834 and $194,185 in 2010 and 2009, respectively	2,493,624	2,347,956
Inventories, net	13,795,816	11,928,234
Deferred taxes	821,000	882,000
Cost and Profit in Excess of Billings	256,739	141,778
Other current assets	245,774	1,038,902
Total current assets	17,930,056	16,726,088
Property, plant, and equipment, net	8,033,415	6,638,661
Asset held for lease	319,091	-
Covenant not to Compete	120,000	180,000
Goodwill	375,000	375,000
Total assets	$ 26,777,562	$ 23,919,749
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable to bank	$ 2,084,000	2,438,892
Current portion of term debt	615,294	473,341
Accounts payable	1,008,688	439,127
Customer deposits	440,888	249,278
Billings in Excess of Cost and Profit	41,571	28,884
Accrued expenses	1,381,098	791,381
Income taxes payable	594,816	422,205
Total current liabilities	6,166,355	4,843,108
Long-term liabilities		
Deferred taxes	568,000	613,000
Term debt, excluding current portion	6,452,750	5,796,223
Total liabilities	13,187,105	11,252,331
Stockholders' equity:		
Common stock – $0.01 par value. Authorized 5,000,000 shares; issued 4,008,352 and 3,990,352 shares in 2010 and 2009	40,084	39,904
Additional paid-in capital	2,328,668	2,219,286
Retained earnings	11,221,705	10,408,228
Total stockholders' equity	13,590,457	12,667,418
Total liabilities and stockholders' equity	$ 26,777,562	$ 23,919,749

See accompanying notes to consolidated financial statements.

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Statements of Operations
Years ended November 30, 2010 and 2009

	2010	2009
Net sales	$ 28,951,378	$ 26,296,133
Cost of goods sold	22,142,242	20,923,886
Gross profit	6,809,136	5,372,247
Expenses:		
Engineering	417,521	358,132
Selling	1,810,522	1,629,330
General and administrative	2,686,065	2,676,396
Total expenses	4,914,108	4,663,858
Income from operations	1,895,028	708,389
Other income (expense):		
Interest expense	(423,267)	(508,145)
Other	86,162	1,014,911
Total other expense	(337,105)	506,766
Income before income taxes	1,557,923	1,215,155
Income tax	504,426	452,905
Net income	$ 1,053,497	$ 762,250
Net income per share:		
Basic	0.26	0.19
Diluted	0.26	0.19

See accompanying notes to consolidated financial statements.

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Statements of Cash Flows
Years ended November 30, 2010 and 2009

	2010	2009
Cash flows from operations:		
Net income	$ 1,053,497	$ 762,250
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock based compensation	28,322	118,537
Depreciation expense	655,885	596,118
Amortization expense	60,000	60,000
Bad debt expense	40,293	134,543
Deferred income taxes	16,000	21,000
Changes in assets and liabilities net of Roda and M&W acquisitions in 2010:		
(Increase) decrease in:		
Accounts receivable	(185,961)	768,827
Inventories	(299,778)	3,244,489
Other current assets	793,128	(927,369)
Income taxes receivable	-	87,000
Other, net	10,901	-
Increase (decrease) in:		
Accounts payable	569,561	(2,986,758)
Contracts in progress, net	(102,274)	(394,300)
Customer deposits	191,610	173,298
Income taxes payable	172,611	422,205
Accrued expenses	589,717	(532,144)
Net cash provided by operating activities	3,593,512	1,547,696
Cash flows from investing activities:		
Asset held for lease	(319,091)	-
Purchases of property, plant, and equipment	(2,043,284)	(379,737)
Purchase of assets of Roda	(1,158,862)	-
Purchase of assets of M&W	(427,198)	-
Net cash (used in) investing activities	(3,948,435)	(379,737)
Cash flows from financing activities:		
Net change in line of credit	(354,892)	(142,883)
Net activity as a result of checks issued in excess of deposits	-	(274,043)
Payments of notes payable to bank	(514,520)	(433,284)
Proceeds from term debt	1,313,000	190,000
Proceeds from the exercise of stock options	81,240	15,440
Dividends paid to stockholders	(240,020)	(239,421)
Net cash provided (used) by financing activities	284,808	(884,191)
Net increase/(decrease) in cash	(70,115)	283,768
Cash at beginning of period	387,218	103,450
Cash at end of period	$ 317,103	$ 387,218
Supplemental disclosures of cash flow information:		
Cash paid/(received) during the period for:		
Interest	$ 415,267	$ 512,314
Income taxes	315,063	95,072
Supplemental disclosure of noncash investing activities:		
Transfer of building from inventory to asset held for lease	$ 319,091	$ -
Supplemental schedule of investing activities:		
Roda acquisition:		
Inventories	$ 1,140,606	$ -
Property, plant and equipment	7,355	-
Prepaid Expenses	10,901	-
Cash paid	$ 1,158,862	$ -
M&W acquisition:		
Inventories	$ 427,198	$ -
Cash paid	$ 427,198	$ -

See accompanying notes to consolidated financial statements.

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Statements of Stockholders' Equity
Years ended November 30, 2010 and 2009

	Common stock		Additional		
	Number of shares	Par value	paid-in capital	Retained earnings	Total
Balance, November 30, 2008	3,986,352	$ 39,864	$ 2,085,349	$ 9,885,399	$ 12,010,612
Exercise of stock options	4,000	40	15,400	—	15,440
Stock based compensation	—	—	118,537	—	118,537
Dividends paid, $0.06 per share	—	—	—	(239,421)	(239,421)
Net income	—	—	—	762,250	762,250
Balance, November 30, 2009	3,990,352	$ 39,904	$ 2,219,286	$ 10,408,228	$ 12,667,418
Exercise of stock options	18,000	180	81,060	—	81,240
Stock based compensation	—	—	28,322	—	28,322
Dividends paid, $0.06 per share	—	—	—	(240,020)	(240,020)
Net income	—	—	—	1,053,497	1,053,497
Balance, November 30, 2010	4,008,352	$ 40,084	$ 2,328,668	$ 11,221,705	$ 13,590,457

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Art's-Way Manufacturing Co., Inc. is primarily engaged in the fabrication and sale of specialized farm machinery in the agricultural sector of the United States. Primary product offerings include: portable and stationary animal feed processing equipment, hay and forage equipment; sugar beet harvesting equipment; land maintenance equipment; a line of portable grain augers; a line of manure spreaders; and moldboard plows. The Company sells its labeled products through independent farm equipment dealers throughout the United States. In addition, the Company manufactures and supplies hay blowers to original equipment manufacturers (OEMs). The Company also provides after-market service parts that are available to keep its branded and OEM produced equipment operating to the satisfaction of the end user of the Company's products.

Art's-Way Vessels, Inc. is primarily engaged in the fabrication and sale of pressurized vessels and tanks. Art's-Way Vessels provides a combination of services as a manufacturer and supplier of steel vessels and steel containment systems. The vessels are primarily sold to manufacturing facilities that will use the vessel as a component part of their end product. In addition to its role as a fabricator of vessels, it provides services including: custom CAD drawing; welding; interior linings and exterior finishing; passivation of stainless steel; hydrostatic and pneumatic testing; design, build and finishing of skids; installation of piping; non-destructive examination and heat treating.

Art's-Way Scientific, Inc. is primarily engaged in the construction of modular laboratories and animal housing facilities. Buildings commonly produced range from basic swine buildings to complex containment research laboratories. Art's-Way Scientific provides services relating to the design, manufacturing, delivering, installation and renting of the building units that it produces.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Art's-Way Manufacturing Co., Inc. and its wholly-owned subsidiaries, Art's-Way Vessels, Inc. and Art's-Way Scientific, Inc. Art's-Way Vessels became active in October 2005 after purchasing certain assets of Vessel Systems, Inc., while Art's-Way Scientific, Inc. became active in August 2006 after purchasing certain assets of Tech Space, Inc. All material inter-company accounts and transactions are eliminated in consolidation.

(c) Cash Concentration

The Company maintains its cash balances in several different accounts in two different banks, and balances in these accounts are periodically in excess of federally insured limits.

(d) Customer Concentration

One of the Company's customers accounted for approximately 10.5% and 1.3% of consolidated revenues for the years ended November 30, 2010 and November 30, 2009, respectively.

(e) Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written-off when deemed uncollectible. Recoveries of accounts receivable previously written-off are recorded when received. Accounts receivable are generally considered past due 60 days past invoice date, with the exception of international sales which primarily are sold with a letter of credit for 120 day terms.

(f) Inventories

Inventories are stated at the lower of cost or market, and cost is determined using the standard costing method. Management monitors the carrying value of inventories using inventory control and review processes that include, but are not limited to, sales forecast review, inventory status reports, and inventory reduction programs. The Company records inventory write downs to market based on expected usage information for raw materials and historical selling trends for finished goods. Additional write downs may be necessary if the assumptions made by management do not occur.

(g) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Depreciation of plant and equipment is provided using the straight-line method, based on the estimated useful lives of the assets which range from three to forty years.

(h) Lessor Accounting

Modular building's held for short term lease by Art's Way Scientific are recorded at cost. Amortization of the property is calculated over the useful life of the building. Useful life can range from five to fifteen years. Lease revenue is accounted for on a straight-line basis over the term of the related lease agreement.

(i) Goodwill and Other Intangible Assets and Impairment

Goodwill represents costs in excess of the fair value of net tangible and identifiable net intangible assets acquired in business combinations. Art's-Way performs an annual test for impairment of goodwill during the fourth quarter. This test is performed by comparing, at the reporting unit level, the carrying value of the reporting unit to its fair value.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which is five years. Estimated future amortization of intangible assets is $60,000 in each of the next two fiscal years.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(k) Revenue Recognition

Revenue is recognized when risk of ownership and title pass to the buyer, generally upon the shipment of the product. All sales are made to authorized dealers whose application for dealer status has been approved and who have been informed of general sales policies. Any changes in Company terms are documented in the most recently published price lists. Pricing is fixed and determinable according to the Company's published equipment and parts price lists. Title to all equipment and parts sold shall pass to the Buyer upon delivery to the carrier and is not subject to a customer acceptance provision. Proof of the passing of title is documented by the signing of the delivery receipt by a representative of the carrier. Post shipment obligations are limited to any claim with respect to the condition of the equipment or parts. Applicable sales taxes imposed on our revenues are presented on a net basis on the consolidated statements of operations and therefore do not impact net revenues or cost of goods sold. A provision for warranty expenses, based on sales volume, is included in the financial statements. The Company's return policy allows for new and saleable parts to be returned, subject to inspection and a restocking charge which is included in net sales. Whole goods are not returnable. Shipping costs charged to customers are included in net sales. Freight costs incurred are included in cost of goods sold.

In certain circumstances, upon the customer's written request, we may recognize revenue when production is complete and the good is ready for shipment. At the buyer's request, we will bill the buyer upon completing all performance obligations, but before shipment. The buyer dictates that we ship the goods per their direction from our manufacturing facility, as is customary with this type of agreement, in order to minimize shipping costs. The written agreement with the customer specifies that the goods will be delivered on a schedule to be determined by the customer, with a final specified delivery date, and that we will segregate the goods from our inventory, such that they are not available to fill other orders. This agreement also specifies that the buyer is required to purchase all goods manufactured under this agreement. Title of the goods will pass to the buyer when the goods are complete and ready for shipment, per the customer agreement. At the transfer of title, all risks of ownership have passed to the buyer, and the buyer agrees to maintain insurance on the manufactured items that have not yet been shipped. The Company has operated using bill and hold agreements with certain customers for many years. The credit terms on this agreement are consistent with the credit terms on all other sales. All risks of loss are shouldered by the buyer, and there are no exceptions to the buyer's commitment to accept and pay for these manufactured goods. Revenues recognized at the completion of production in 2010 and 2009 were $593,572 and $2,115,533, respectively.

Art's-Way Scientific, Inc. is in the construction industry, and as such accounts for long-term contracts on the percentage of completion method. Revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Contract losses are recognized when current estimates of total contract revenue and contract cost indicate a loss. Estimated contract costs include any and all costs appropriately allocable to the contract. The provision for these contract losses will be the excess of estimated contract costs over estimated contract revenues.

Costs and profit in excess of amounts billed are classified as current assets and billings in excess of cost and profit are classified as current liabilities.

(l) Research and Development

Research and development costs are expensed when incurred. Such costs approximated $188,000 and $212,000 for the years ended November 30, 2010 and 2009, respectively.

(m) Advertising

Advertising costs are expensed when incurred. Such costs approximated $282,000 and $224,000 for the years ended November 30, 2010 and 2009, respectively.

(n) Income Per Share

Basic net income per common share has been computed on the basis of the weighted average number of common shares outstanding. Diluted net income per share has been computed on the basis of the weighted average number of common shares outstanding plus equivalent shares assuming exercise of stock options.

Basic and diluted earnings per common share have been computed based on the following as of November 30, 2010 and 2009:

		2010		2009
Basic:				
Numerator, net income	$	1,053,497	$	762,250
Denominator: Average number of common shares outstanding		3,993,337		3,988,478
Basic earnings per common share	$	0.26		0.19
Diluted				
Numerator, net income	$	1,053,497	$	762,250
Denominator: Average number of common shares outstanding		3,993,337		3,988,478
Effect of dilutive stock options		18,417		1,879
		4,011,754		3,990,357
Diluted earnings per common share	$	0.26	$	0.19

(o) Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

(p) Use of Estimates

Management of the Company has made a number of estimates and assumptions related to the reported amount of assets and liabilities, reported amount of revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. These estimates include the valuation of the Company's accounts receivable, inventories, percent completion and realizability of the deferred tax assets. Actual results could differ from those estimates.

(q) Recently Issued Accounting Pronouncements

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued a statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. The statement does not require any new fair value measurements, but for some entities, the application of the statement will change current practice. This statement was adopted by the Company without a material impact on the financial statements. In January 2010, the FASB issued an update to amend existing disclosure requirements. The update requires new disclosures for significant transfers between Levels 1 and 2 in the fair value hierarchy and separate disclosures for purchases, sales, issuances, and settlements in the reconciliation of activity for Level 3 fair value measurements. This update also clarifies the existing fair value disclosures regarding the level of disaggregation and the valuation techniques and inputs used to measure fair value. The update is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures on purchases, sales, issuances, and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. The Company does not expect the adoption of this update to have a material impact on the financial results of the Company.

Business Combinations

In December 2007, the FASB issued standards on business combinations, which requires the Company to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed to be recorded as a component of purchase accounting. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company has determined that there was no significant impact to the financial statements as a result of the adoption of these standards.

(2) Allowance for Doubtful Accounts

A summary of the Company's activity in the allowance for doubtful accounts is as follows:

	2010	2009
Balance, beginning	$ 194,185	$ 177,434
Provision charged to expense	40,293	134,543
Less amounts charged-off	(119,644)	(117,792)
Balance, ending	$ 114,834	$ 194,185

(3) Inventories

Major classes of inventory are:

	2010	2009
Raw materials	$ 8,269,852	$ 9,209,873
Work in process	776,083	258,621
Finished goods	6,565,964	4,060,163
	$ 15,611,899	$ 13,528,657
Less: Reserves	(1,816,083)	(1,600,423)
	$ 13,795,816	$ 11,928,234

(4) Contracts in Progress

Amounts included in the consolidated financial statements related to uncompleted contracts are as follows:

		Cost and Profit in Excess of Billings		Billings in Excess of Costs and Profit
November 30, 2010				
Costs	$	2,507,704	$	486,317
Estimated earnings		555,517		185,922
		3,063,221		672,239
Less: amounts billed		(2,806,482)		(713,810)
	$	256,739	$	(41,571)
November 30, 2009				
Costs	$	1,479,846	$	1,141,949
Estimated earnings		679,661		309,517
		2,159,507		1,451,466
Less: amounts billed		(2,017,729)		(1,480,350)
	$	141,778	$	(28,884)

The amounts billed on these long term contracts are due 30 days from invoice date. All amounts billed are expected to be collected within the next 12 months. As of November 30, 2010, $32,867 of retainage was outstanding.

(5) Property, Plant, and Equipment

Major classes of property, plant, and equipment are:

		2010		2009
Land	$	795,998	$	455,262
Buildings and improvements		8,045,488		6,893,473
Construction in Progress		86,214		12,491
Manufacturing machinery and equipment		10,848,583		10,471,800
Trucks and automobiles		363,014		278,530
Furniture and fixtures		139,547		116,649
		20,278,844		18,228,205
Less accumulated depreciation		(12,245,429)		(11,589,544)
Property, plant and equipment	$	8,033,415	$	6,638,661

Depreciation expense totaled $655,885 and $596,118 for the fiscal years ended November 30, 2010 and 2009, respectively.

(6) Accrued Expenses

Major components of accrued expenses are:

		2010		2009
Salaries, wages, and commissions	$	661,200	$	425,133
Accrued warranty expense		180,549		96,370
Other		539,349		269,878
	$	1,381,098	$	791,381

(7) Product Warranty

The Company offers warranties of various lengths to its customers depending on the specific product and terms of the customer purchase agreement. The average length of the warranty period is 1 year from date of purchase. The Company's warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties. The costs are estimated based on historical experience and any specific warranty issues that have been identified. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the balance as necessary.

Changes in the Company's product warranty liability for the years ended November 30, 2010 and 2009 are as follows:

	2010	2009
Balance, beginning	$ 96,370	$ 327,413
Settlements made in cash or in-kind	(337,019)	(487,123)
Warranties issued	421,198	256,080
Balance, ending	$ 180,549	$ 96,370

(8) Loan and Credit Agreements

The Company has a $6,000,000 revolving line of credit with West Bank (the "Line of Credit") which matures April 30, 2011. The Line of Credit is renewable annually with advances funding the Company's working capital and letter of credit needs. The interest rate is West Bank's prime interest rate, adjusted daily, with a minimum rate of 4.00%. As of November 30, 2010, the interest rate was the minimum of 4.0%. Monthly interest-only payments are required and the unpaid principal is due on the maturity date. As of November 30, 2010 and November 30, 2009, the Company had borrowed $2,084,000 and $2,438,892, respectively, against the Line of Credit. The available amounts remaining on the Line of Credit were $3,916,000 and $3,561,108 on November 30, 2010 and November 30, 2009, respectively. The borrowing base limits advances from the Line of Credit to 60% of accounts receivable less than 90 days, plus 60% of finished goods inventory, plus 50% of raw material inventory and work-in-process inventory, as calculated at each month-end. The Company's obligations under the Line of Credit are evidenced by a Commitment Letter dated April 27, 2010 (the "Commitment Letter"), a Promissory Note dated June 8, 2009, as updated by the Commitment Letter, and certain other ancillary documents.

On June 7, 2007, the Company obtained a term loan from West Bank in the amount of $4,100,000. The loan, which had an outstanding principal balance of $3,140,229 as of November 30, 2010, matures on May 1, 2013 and bears fixed interest at 5.75%. Monthly principal and interest payments in the amount of $42,500 are required, with a final payment of principal and accrued interest in the amount of $2,304,789 due on May 1, 2013.

The Company obtained two additional loans from West Bank in 2007 for the purpose of financing the construction of the Company's new facilities in Monona and Dubuque. On October 9, 2007, the Company obtained a loan for $1,330,000, which has a maturity date of May 1, 2013 and bears interest at a fixed interest rate of 5.75%. Monthly payments of $11,000 are required for principal and interest, with a final payment of accrued interest and principal in the amount of $1,007,294 due on May 1, 2013. On November 30, 2010, the outstanding principal balance on this loan was $1,167,970.

On November 30, 2007, the Company obtained a $1,500,000 construction loan to finance construction of the Dubuque, Iowa facility, which has a maturity date of May 1, 2013 and bears interest at a fixed interest rate of 5.75%. Payments of $12,550 are due monthly for principal and interest, with a final accrued interest and principal payment in the amount of $1,114,714 due on May 1, 2013. On November 30, 2010 the outstanding principal balance on this loan was $1,328,642.

Each of the Company's loans from West Bank are governed by a Business Loan Agreement dated June 8, 2009 (the "Business Loan Agreement"), as modified by the Commitment Letter, which requires the Company to comply with certain financial and reporting covenants. The Company must provide monthly internally prepared financial reports, including accounts receivable aging schedules and borrowing base and compliance certificates, and year-end audited financial statements. The Company must maintain a minimum debt service coverage ratio of 1.5, a maximum debt to tangible net worth ration of 1.25, and a minimum tangible net worth of $12,000,000, each as measured at the Company's fiscal year-end. Further, the Company must obtain West Bank's prior written consent for capital expenditures that exceed $500,000 annually. The loans are secured by a first position security interest on the assets of the Company and its subsidiaries, including but not limited to, inventories, accounts receivable, machinery, equipment and real estate. The Company and its subsidiaries were required to execute Agreements to Provide Insurance that set forth the insurance requirements for the collateral.

If the Company or either of its subsidiaries (as guarantors) commits an event of default under the Business Loan Agreement and fails or is unable to cure that default, West Bank may cease advances under the Line of Credit and has the option of causing all outstanding indebtedness to become immediately due and payable. Events of default include, without limitation: (i) becoming insolvent or subject to bankruptcy proceedings; (ii) defaulting on any obligations to West Bank; (iii) defaulting on any obligations to third parties that would materially affect the ability to perform obligations owed to West Bank; (iv) suffering a material adverse change in financial condition or the value of any collateral; and (v) making false statements to West Bank. The Company was in compliance with all covenants under the Business Loan Agreement as measured on November 30, 2010, as the Company had received approval to make capital expenditures in excess of $500,000.

On June 1, 2009, Art's-Way Scientific received funds from two $95,000 promissory notes in connection with an agreement signed August 7, 2007 between Art's-Way Scientific and the Iowa Department of Economic Development. The first $95,000 promissory note is a 0% interest loan requiring 60 monthly payments of $1,583.33, with a final payment due July 1, 2014. The outstanding principal balance on this note was $68,083 as of November 30, 2010. The second $95,000 promissory note, which had an outstanding principal balance of $95,000 as of November 30, 2010, is a forgivable loan subject to certain contract obligations. These obligations include maintaining Art's-Way Scientific's principal place of business in Iowa, complying with certain tax and insurance requirements, and creating 16 full-time positions and retaining 21 full-time positions in Iowa, which must be maintained for a two-year period. Art's-Way Manufacturing Co., Inc. has provided a guarantee in connection with these loans to Art's-Way Scientific.

On May 1, 2010, the Company obtained a loan to finance the purchase of an additional facility located in West Union, Iowa to be used as a distribution center, warehouse facility, and manufacturing plant for certain products under the Art's-Way brand. The funds for this loan were made available by the Iowa Finance Authority by the issuance of tax exempt bonds. This loan had an original principal amount of $1,300,000 and bears fixed interest at 3.5%. The payments required on this loan began July 1, 2010 and continue until June 1, 2020. The terms of the loan require monthly payments of $12,892 for principal and interest. As of November 30, 2010, the outstanding principal balance on this loan was $1,255,120.

This loan from the Iowa Finance Authority, which has been assigned to The First National Bank of West Union, is governed by a Manufacturing Facility Revenue Note dated May 28, 2010 and a Loan Agreement dated May 1, 2010 ("the IFA Loan Agreement"), which requires the Company to provide quarterly internally prepared financial reports and year-end audited financial statements and to maintain a minimum debt service coverage ratio of 1.5 to 1.0, which will be measured at November 30 of each year, beginning November 30, 2010. Among other covenants, the IFA Loan Agreement also requires the Company to maintain proper insurance on, and maintain in good repair, the West Union Facility, and continue to conduct business and remain duly qualified to do business in the State of Iowa. The loan is secured by a mortgage on the Company's West Union Facility, pursuant to a Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement dated May 1, 2010 between the Company and The First National Bank of West Union (the "West Union Mortgage").

If the Company fails to make a required payment or perform any other covenant under the IFA Loan Agreement or the West Union Mortgage, becomes subject to bankruptcy or insolvency proceedings, defaults in payment on any of our other loan obligations in excess of $100,000, or if there is a determination that any of the Company's representations made in the IFA Loan Agreement or related documents are materially false, the Company will be deemed to have committed an event of default under the IFA Loan Agreement. If the Company does not cure the event of default within the time specified by the IFA Loan Agreement, the lender may cause the entire amount of the loan to be immediately due and payable and take any other action that it is permitted to take at law or in equity to enforce the Company's performance.

On September 15, 2010, the company obtained a zero-interest revolving loan from the West Union Community Development Corporation in the amount of $13,000. Annual principal payments of $4,333.33 are due on the first of September of each of the next three years.

A summary of the Company's term debt is as follows:

	November 30, 2010	November 30, 2009
West Bank loan payable in monthly installments of $42,500 including interest at 5.75%, due May 1, 2013	$ 3,140,229	$ 3,457,625
West Bank loan payable in monthly installments of $11,000 including interest at 5.75%, due May 1, 2013	1,167,970	1,230,104
West Bank loan payable in monthly installments of $12,550 including interest at 5.75%, due May 1, 2013	1,328,642	1,399,751
Iowa Finance Authority loan payable in monthly installments of $12,892 including interest at 3.5%, due June 1, 2020	1,255,120	0
IDED loan payable in monthly installments of $1,583 including interest at 0%, due July 1, 2014.	68,083	87,084
IDED loan payable in monthly installments of $0 including interest at 0%, due July 1, 2014	95,000	95,000
West Union Community Development Corporation loan payable in annual installments of $4,333 including interest at 0% due September 13, 2013	13,000	0
Total term debt	7,068,044	6,269,564
Less current portion of term debt	615,294	473,341
Term debt, excluding current portion	$ 6,452,750	$ 5,796,223

A summary of the minimum maturities of term debt follows for the years ending November 30:

Year:	Amount
2011	615,294
2012	647,624
2013	4,792,011
2014	230,618
2015 and thereafter	782,497
	7,068,044

(9) Employee Benefit Plans

The Company sponsors a defined contribution 401(k) savings plan which covers substantially all full-time employees who meet eligibility requirements. Participating employees may contribute as salary reductions any amount of their compensation up to the limit prescribed by the Internal Revenue Code. The Company began making 25% matching contributions to employees contributing a minimum of 4% of their compensation, up to 1% of eligible compensation starting June 2005. The Company recognized an expense of $29,434 and $23,886 related to this plan during the years ended November 30, 2010 and 2009, respectively.

(10) Stock Option Plan

On November 30, 2010, the Company has two stock options plans, which are described below. The compensation cost that has been charged against income for those plans was $45,574 and $170,009 for 2010 and 2009, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $17,252 and $51,472 for 2010 and 2009, respectively. No compensation cost was capitalized as part of inventory or fixed assets.

On January 25, 2007 the Board of Directors adopted the 2007 Non-Employee Directors' Stock Option Plan, which was also approved by the stockholders at the annual stockholders meeting on April 24, 2008. This plan authorizes 200,000 shares to be issued. Options will be granted to non-employee directors to purchase shares of common stock of the Company at a price not less than fair market value at the date the options are granted. Non-employee directors are automatically granted options to purchase 2,000 shares of common stock annually or initially upon their election to the Board, which are automatically vested. Options granted are nonqualified stock options and expire five years after the date of grant, if not exercised. Shares received upon the exercise of options are previously authorized, but unissued shares.

On February 5, 2007 the Board of Directors adopted the 2007 Employee Stock Option Plan which was approved by the stockholders at the Annual Stockholders' Meeting on April 26, 2007. This plan authorizes 200,000 shares to be issued. Options will be granted to employees to purchase shares of common stock of the Company at a price not less than fair market value at the date the options are granted. Options are granted to employees at the discretion of the Board of Directors. Options granted are either nonqualified stock options or incentive stock options and expire ten years after the date of grant, if not exercised. Shares received upon the exercise of options are previously authorized, but unissued shares. Options shall vest and become first exercisable as determined by the Board of Directors. Compensation cost is determined through use of the Black Scholes model, which is communicated to employees receiving options.

The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issuance date.

	2010	**2009**
Expected Volatility	68.98% to 75.48%	71.90%
Expected Dividend Yield	0.712% to 0.878%	0.825%
Expected Term (in years)	2	2
Risk-free Rate	3.25%	4.25%

2010 Option Activity

Summary of activity under the plans as of November 30, 2010, and changes during the year then ended as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at beginning of period	136,000	$ 9.44		
Granted	44,000	$ 5.38		
Exercised	(18,000)	$ 4.51		$ 104,567
Options Expired or Forfeited	(6,500)	$ 9.81		
Options outstanding at end of period	155,500	$ 8.85	6.60	$ 333,475
Options exercisable at end of period	125,500	$ 9.76	5.92	$ 197,275

2009 Option Activity

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at beginning of period	126,000	$ 9.88		
Granted	14,000	$ 3.88		
Exercised	(4,000)	$ 3.86		$ 5,360
Options Expired or Forfeited	(0)	$ 0.00		
Options outstanding at end of period	136,000	$ 9.44	6.79	$ 40
Options exercisable at end of period	128,500	$ 9.75	7.80	$ 40

The weighted-average grant-date fair value of options granted during the year 2010 and 2009 was $2.17 and $3.88, respectively.

A summary of the status of the Company's nonvested shares as of November 30, 2010, and changes during the year ended November 30, 2010, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at beginning of period	7,500	$ 1.78
Granted	44,000	$ 2.17
Vested	(20,875)	$ 2.18
Forfeited	(625)	$ 1.78
Nonvested at end of period	30,000	$ 2.07

As of November 30, 2010, there was $40,358 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the plans. That cost is expected to be recognized during the next year. The total fair value of shares vested during the years ended November 30, 2010 and 2009 was $45,514 and $118,537, respectively.

The cash received from the exercise of options during fiscal year 2010 was $81,240, compared to $15,440 in 2009.

(11) Income Taxes

Total income tax expense (benefit) for the years ended November 30, 2010 and 2009 consists of the following:

	November 30 2010	November 30 2009
Current expense	$ 488,426	$ 431,905
Deferred expense (credit)	16,000	21,000
	$ 504,426	$ 452,905

The reconciliation of the statutory Federal income tax rate and the effective tax rate are as follows:

	November 30	
	2010	2009
Statutory federal income tax rate	34.0%	34.0%
Other	(1.6)	3.3
	32.4%	37.3%

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at November 30, 2010 and 2009 are presented below:

	November 30	
	2010	2009
Current deferred tax assets:		
Accrued expenses	$ 107,000	$ 72,000
Inventory capitalization	52,000	148,000
Asset reserves	662,000	662,000
Total current deferred tax assets	$ 821,000	$ 882,000
Non-current deferred tax assets (liabilities):		
Property, plant, and equipment	$ (568,000)	$ (613,000)
Total non-current deferred tax assets (liabilities)	$ (568,000)	$ (613,000)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended before November 30, 2007.

The Company shall classify interest and penalties to be paid on an underpayment of taxes as income tax expense. For the years ended November 30, 2010 and 2009 no interest or penalty amounts have been recognized in the consolidated statements of operations or the consolidated balance sheets.

(12) 2010 Acquisitions

Effective January 19, 2010, the company acquired certain assets related to the manure spreader product line of Roda Mfg., Inc. The acquisition-date fair value of the total consideration transferred was approximately $1,159,000. The operating results of the acquired business are reflected in the Company's consolidated statement of operations from the acquisition date forward. The amount of revenue attributable to the Roda Mfg. product line since the acquisition date was $954,438 for the period ended November 30, 2010. The amount of revenue from all product lines for the combined entity as of November 30, 2010 was $28,951,378, compared with $26,296,133 as of November 30, 2009. The amounts of expenses for the individual product lines are not separately identifiable as the production and related accounting are integrated. Prior information is not available for the product line. The acquisition was made to continue the Company's growth strategy and diversify its product offerings inside the agricultural industry. The purchase price was determined based on an arms-length negotiated value. The transaction is being accounted for under the acquisition method of accounting, with the purchase price allocated to the individual assets acquired.

In addition, effective June 11, 2010, the company acquired certain assets related to the baler product line of M&W, a subsidiary of the Alamo Group. The acquisition-date fair value of the total consideration transferred was approximately $427,000. The operating results of the acquired business are reflected in the Company's consolidated statement of operations from the acquisition date forward. The amount of revenue attributable to the M&W baler product line since the acquisition date was $48,057 for the period ended November 30, 2010. The amount of revenue for the combined entity as of November 30, 2010 was $28,951,378, compared with $26,296,133 as of November 30, 2009. The amounts of expenses for individual product lines are not separately identifiable as the production and related accounting are integrated. Prior information is not available for the product line. The acquisition was made to continue the Company's growth strategy and diversify its product offerings inside the agricultural industry. The purchase price was determined based on an arms-length negotiated value. The transaction is being accounted for under the acquisition method of accounting, with the purchase price allocated to the individual assets acquired.

(13) Disclosures About the Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At November 30, 2010 and 2009, the carrying amount approximates fair value for cash, accounts receivable, accounts payable, notes payable to bank, and other current liabilities. The carrying amounts approximate fair value because of the short maturity of these instruments. The fair value of the Company's installment term loans payable also approximate recorded value because the interest rates charged under the loan terms are not substantially different than current interest rates.

(14) Litigation and Contingencies

Various legal actions and claims that arise in the normal course of business are pending against the Company. In the opinion of management adequate provisions have been made in the accompanying financial statements for all pending legal actions and other claims.

(15) Related Party Transactions

The financial statements of Art's-Way Manufacturing, Inc. include a sale by our Vessels division to Adamson Global Technology for $265,000. Adamson Global Technology is wholly-owned and operated by J. Ward McConnell, Jr., the Executive Chairman of the Board of Directors.

(16) Segment Information

On October 4, 2005, the Company purchased certain assets of Vessels Systems, Inc., which created a separate operating segment. On August 2, 2006, the Company purchased certain assets of Tech Space, Inc., which created a third operating segment. Prior to these acquisitions the Company operated in one reportable segment.

Our reportable segments are strategic business units that offer different products. They are managed separately because each business requires different technology and marketing strategies.

There are three reportable segments: agricultural products, pressurized vessels and modular buildings. The agricultural products segment fabricates and sells farming products as well as replacement parts for these products in the United States and worldwide. The pressurized vessel segment produces and services pressurized tanks. The modular building segment produces modular buildings for animal containment and various laboratory uses.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. Management evaluates the performance of each segment based on profit or loss from operations before income taxes, exclusive of nonrecurring gains and losses.

Approximate financial information with respect to the reportable segments is as follows.

	Twelve Months Ended November 30, 2010			
	Agricultural Products	Pressurized Vessels	Modular Buildings	Consolidated
Revenue from external customers	$ 20,586,000	$ 1,534,000	$ 6,831,000	$ 28,951,000
Income from operations	1,961,000	(618,000)	552,000	1,895,000
Income before tax	1,927,000	(847,000)	478,000	1,558,000
Total Assets	19,861,000	3,001,000	3,915,000	26,777,000
Capital expenditures	1,889,000	38,000	435,000	2,362,000
Depreciation & Amortization	508,000	105,000	103,000	716,000

	Twelve Months Ended November 30, 2009			
	Agricultural Products	Pressurized Vessels	Modular Buildings	Consolidated
Revenue from external customers	$ 20,926,000	$ 819,000	$ 4,551,000	$ 26,296,000
Income from operations	1,633,000	(806,000)	(119,000)	708,000
Income before tax	1,490,000	(987,000)	712,000	1,215,000
Total Assets	16,654,000	2,904,000	4,362,000	23,920,000
Capital expenditures	312,000	57,000	11,000	380,000
Depreciation & Amortization	460,000	98,000	98,000	656,000

(17) Subsequent Events

Management has evaluated subsequent events through February 22, 2011.

2011 Equity Incentive Plan

On January 27, 2011, the Board of Directors of the Company authorized and approved the Art's-Way Manufacturing Co., Inc. 2011 Equity Incentive Plan (the "2011 Plan"), subject to approval by the stockholders on or before January 27, 2012. If the 2011 Plan is approved by the stockholders, it will replace the Art's-Way Manufacturing Co., Inc. 2007 Employee Stock

Option Plan and the Art's-Way Manufacturing Co., Inc. 2007 Non-Employee Directors' Stock Option Plan (collectively, the "Prior Plans"), and no further stock options will be awarded under the Prior Plan.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The person serving as our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e), as of the end of the period subject to this Report. Based on this evaluation, the person serving as our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the periodic and current reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified by the Securities and Exchange Commission's rules and forms. Due to the material weakness described below, our disclosure controls and procedures did not ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act was collected and communicated to our management, including the person serving as our principal executive officer and principal financial officer, in a manner to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of management, including the person serving as our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was not effective as of November 30, 2010.

A material weakness (as defined in SEC Rule 12b-2) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in internal control over financial reporting as of November 30, 2010:

Inventory Accounting – Management has concluded that in our Armstrong, Iowa facility we had a significant number of variances between the actual quantities on hand for various items as compared to the quantities recorded in the accounting systems before the year-end physical inventory count. The Company's key internal control over the recording of accurate inventory quantities is its cycle count process and a count of eighty percent of the inventory value quarterly. These procedures did identify these variances which resulted in periodic adjustment to inventory quantities and resulting values. A year end physical inventory provided additional support to substantiate inventory quantities and values.. While management has made significant changes to these procedures during the last fiscal year, these changes were only partially effective in remediating this weakness. Additionally, management's process for evaluating and testing this control in conjunction with its assessment of internal controls over financial reporting has yet to remedy this weakness; therefore management, under the oversight of the Audit Committee, will continue to remain closely involved with this issue. Management believes it has taken the appropriate action through the physical inventory count to ensure that inventory is properly reflected in the Company's financial statements.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Limitations on Controls

Our management, including the person serving as our principal executive officer and principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and controls may become inadequate if conditions change. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes to Internal Control Over Financial Reporting

We are undertaking additional efforts to remediate the material weakness identified above. While we did see improvement during 2010 we will continue to enhance and implement additional, meaningful inventory control procedures. We believe that we have trained the staff on inventory transactions. These procedural changes, additional analysis and assessment, and ownership by manufacturing employees and our enforcement of these policies and procedures will assist us to continue to evaluate the effectiveness of these controls.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The information required by Item 10 is incorporated by reference to the sections entitled "Election of Directors," "Compliance with Section 16(a) of the Exchange Act," and "Corporate Governance" in our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders.

Item 11. EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated by reference to the section entitled "Executive Compensation" in our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated by reference to the section entitled "Principal Stockholders and Management Shareholdings" and "Equity Compensation Plan Information" in our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated by reference to the sections entitled "Corporate Governance" and "Certain Transactions and Business Relationships" in our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference to the section entitled "Independent Registered Public Accounting Firm" in our definitive proxy statement relating to our 2011 Annual Meeting of Stockholders.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this report.

(1) Financial Statements. The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Eide Bailly, LLP on Consolidated Financial Statements and Financial Statement Schedule as of November 30, 2010 and 2009

Consolidated Balance Sheets as of November 30, 2010 and 2009

Consolidated Statements of Operations for each of the two years in the period ended November 30, 2010

Consolidated Statements of Stockholders' Equity for each of the two years in the period ended November 30, 2010

Consolidated Statements of Cash Flows for each of the two years in the period ended November 30, 2010

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules. The following consolidated financial statement schedule is included in Item 8: Not applicable.

(3) Exhibits. See "Exhibit Index to Form 10-K" immediately following the signature page of this Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART'S-WAY MANUFACTURING CO., INC.

Date: February 22, 2011

/s/ Carrie L. Majeski
Carrie L. Majeski
President, Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes CARRIE L. MAJESKI his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 22, 2011	/s/ Carrie L. Majeski Carrie L. Majeski President, Chief Executive Officer and Chief Financial Officer
Date: February 22, 2011	/s/ J. Ward McConnell, Jr. J. Ward McConnell, Jr., Executive Chairman, Director
Date: February 22, 2011	/s/ David R. Castle David R. Castle, Director
Date: February 22, 2011	/s/ Fred W. Krahmer Fred W. Krahmer, Director
Date: February 22, 2011	/s/ James E. Lynch James E. Lynch, Director
Date: February 22, 2011	/s/ Douglas R. McClellan Douglas R. McClellan, Director
Date: February 22, 2011	/s/ Marc H. McConnell Marc H. McConnell, Executive Vice Chairman, Director Director
Date: February 22, 2011	/s/ Thomas E. Buffamante Thomas E. Buffamante, Director

Exhibit No.	Description
3.1	Articles of Incorporation of Art's-Way Manufacturing Co., Inc.– incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
3.2	Bylaws of Art's-Way Manufacturing Co., Inc.– incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
3.3	Amendments to Bylaws of Art's-Way Manufacturing Co., Inc. – incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2004
10.1*	Art's-Way Manufacturing Co., Inc. 2001 Director Stock Option Plan – incorporated by reference to Exhibit 10.3.1 of the Company's Annual Report on Form 10-K for the year ended November 30, 2002
10.2*	Art's-Way Manufacturing Co., Inc. 2007 Non-Employee Directors Stock Option Plan – incorporated by reference as Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended February 28, 2007
10.3*	Art's-Way Manufacturing Co., Inc. 2007 Employee Stock Option Plan – incorporated by reference to exhibit 10.3 of the Annual Report on Form 10-K for the Fiscal Year ended November 30, 2009.
10.4*	Form of Non-Qualified Option Agreement under 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Option Plan – incorporated by reference to Exhibit 10.30 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.5*	Summary of Compensation Arrangements with Directors for 2009 fiscal year – incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2009
10.6*	Summary of Compensation Arrangements with Executive Officer for 2009 fiscal year – incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2009
10.7*	Summary of Compensation Arrangements with Directors for 2010 fiscal year – filed herewith
10.8*	Summary of Compensation Arrangements with Executive Officer for 2010 fiscal year – filed herewith
10.9	Form of Agreement to Provide Insurance for loan dated December 16, 2008 – incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.10	Real Estate Mortgage to West Bank dated April 23, 2003 for property located in Armstrong, Iowa – incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.11	Real Estate Mortgage to West Bank dated October 9, 2007 for property located in Monona, Iowa – incorporated by reference to Exhibit 10.141 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.12	Real Estate Mortgage to West Bank dated November 30, 2007 for property located in Dubuque, Iowa – incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.13	Change in Terms Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 1260080536 – incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.14	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 1260080536 – incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.15	Change in Terms Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81290 – incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.16	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81290 – incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.17	Change in Terms Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81289 – incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008

10.18	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81289 – incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.19	Letter Agreement from West Bank dated January 20, 2009 – incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.20	Promissory Note from Art's-Way Manufacturing Co., Inc. to West Bank dated April 30, 2009 – incorporated by reference to Exhibit 10.23 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.21	Letter Agreement from West Bank dated May 21, 2009 – incorporated by reference to Exhibit 10.24 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.22	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated June 8, 2009 – incorporated by reference to Exhibit 10.25 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.23	Promissory Note from Art's-Way Manufacturing Co., Inc. to West Bank dated June 8, 2009 – incorporated by reference to Exhibit 10.26 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.24	Art's-Way Manufacturing Co., Inc. Agreement to Provide Insurance for loan dated June 8, 2009 – incorporated by reference to Exhibit 10.27 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.25	Art's-Way Vessels, Inc. Agreement to Provide Insurance for loan dated June 8, 2009 – incorporated by reference to Exhibit 10.28 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.26	Art's-Way Scientific, Inc. Agreement to Provide Insurance for loan dated June 8, 2009 – incorporated by reference to Exhibit 10.29 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.27	Asset Purchase Agreement between Art's-Way Manufacturing Co., Inc. and Roda, Inc. dated January 19, 2010 – incorporated by reference to Exhibit 10.32 the Annual Report on Form 10-Q for the year ended November 30, 2009
10.28	Asset Purchase Agreement between Alamo Group, Inc. and Art's-Way Manufacturing Co., Inc. dated May 10, 2010 – incorporated by reference to exhibit 2.1 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010.
10.29	Manufacturing Facility Revenue Note in the principal amount of $1,300,000, from Art's-Way Manufacturing Co., Inc. to the Iowa Finance Authority dated May 28, 2010 – incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010
10.30	Loan Agreement Between Iowa Finance Authority and Art's-Way Manufacturing Co., Inc. dated May 1, 2010 – incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010
10.31	Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement between The First National Bank of West Union and Art's-Way Manufacturing Co, Inc. dated May 1, 2010 – incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010
10.32	Commitment Letter from West Bank to Art's-Way Manufacturing Co., Inc. dated April 27, 2010 – incorporated by reference to Exhibit 10.3 to the Amended Quarterly Report on Form 10-Q/A for the Quarter ended May 31, 2010, filed October 15, 2010
21.1	List of Subsidiaries: Art's-Way Scientific, Inc. (Iowa corporation); Art's-Way Vessels, Inc. (Iowa corporation)
23.1	Consent of independent registered public accounting firm – filed herewith
24.1	Power of Attorney (included on the "Signatures" page of this report on Form 10-K)
31.1	Certificate pursuant to 17 CFR 240 13(a)-14(a) – filed herewith
32.1	Certificate pursuant to 18 U.S.C. Section 1350 – filed herewith

(*) Indicates a management contract or compensatory plan or arrangement.

CORPORATE INFORMATION
DIRECTORS

J. Ward McConnell, Jr.
Executive Chairman of the Board of Directors
Private Investor

Fred W. Krahmer
President of Krahmer & Nielsen, PA
Vice Chair, Profinium Financial, Inc.

David R. Castle
Chairman of the Audit Committee
Chairman of Compensation & Stock Option Committee

James E. Lynch
President of Rydell Enterprises, LLC
Secretary of Rydell Development, LLC
President of San Fernando Valley Automotive Group, LLC

Thomas E. Buffamante
Director of Buffamante Whipple Buttafaro, P.C

Douglas R. McClellan
President of Filtration Unlimited

Marc H. McConnell
Executive Vice Chairman of the Board of Directors
President of Bauer Corporation
Director of Mountain Aircraft Services, Inc.
Director of Farm Equipment Manufacturers Association
President of American Ladder Institute
Vice Chairman McConnell Holdings, Inc.
Director of West Town Savings Bank

OFFICERS

Carrie L. Majeski
President, Chief Executive Officer and Chief Financial Officer

ART'S-WAY MANUFACTURING

Kent C. Kollasch
Manager of Information Service

Donald R. Leach
Manager of Purchasing

Gene L. Tonne
Director of Manufacturing

John J. Eddy
Manager of Engineering

ART'S-WAY VESSELS

Patrick M. O'Neill
General Manager

ART'S-WAY SCIENTIFIC

Dan Palmer
President Art's-Way Scientific

John Fuelling
Production Manager

CORPORATE INFORMATION

Principal Office
5556 Highway 9 West
P.O. Box 288
Armstrong, Iowa 50514-0288

Transfer Agent
American Stock Transfer & Trust Company
New York, New York

Registered Office
The Corporation Trust Co.
1209 Orange Street
Wilmington, Delaware

Stock Information
Carrie L. Majeski
(712) 864-3131

Auditors
Eide Bailly, LLP
Minneapolis, Minnesota

Trading Information
NASDAQ Capital Market
NASDAQ symbol: ARTW



Art's Way
Since 1956
6520

Art's-Way Manufacturing Co., Inc.

Armstrong, Iowa 50514-0288